December 20, 2010

Division of Corporation Finance
United States Security and Exchange Commission
Washington, D.C.  20549
ATTN:  Mr. Larry Spirgel, Assistant Director

RE:	theglobe.com, inc. (the “Company”)
Form 10-K for fiscal year ended December 31, 2009
Filed March 26, 2010
File No. 000-25053

Dear Mr. Spirgel:

The following responses are provided in connection with the comments set forth in your letter dated December 9, 2010 related to the review of our Form 10-K filed for the fiscal year ended December 31, 2009.

Comment No. 1 – Liquidity and Capital Resources, page 12

On page 13 you indicate that a significant portion of your liabilities relate to vendor charges which you dispute.  You further indicate that your ability to continue as a going concern hinges on avoiding payment of these charges or reaching a favorable settlement.  Please disclose the aggregate amount of vendor fees which are in dispute, the nature of these fees and briefly describe the dispute.

Response to Comment No. 1

Approximately $1.2 million of the aforementioned non-related party unsecured liabilities have been disputed by theglobe.com.  These disputed liabilities relate primarily to telecommunications network service fees charged by several former vendors to the Company’s discontinued VoIP telephony services business unit during the period from 2004 to 2007.  These charges have been disputed by theglobe primarily due to such items as incorrect quantities, rates, service dates, regulatory fees/charges, late fees, and contract termination fees.

P.O. Box 029006, Fort Lauderdale, Florida 33302
1500 Cordova Road, Suite 302, Fort Lauderdale, Florida 33316
Phone 954-769-5948   Fax: 954-769-5930

We confirm that we will comply with this comment and in future filings we will include disclosure substantially in accordance with the above paragraph (updated as appropriate) in the Liquidity and Capital Resources section.

Comment No.2 – Item 10. Directors, Executive Officers and Corporate Governance, page 17

For each of your directors please provide the qualifications and attributes that led you to decide that the individual should serve on your board of directors.  See Item 401(e) of Regulation S-K.

Response to Comment No. 2

Our current directors were initially chosen based upon their individual skills, experiences and qualifications which collectively provide a balanced level of expertise to the Company.  Additionally, we believe that each of our directors possess high professional and personal ethics and values, which are attributes that are important characteristics to the Company.  Michael S. Egan was elected to be our Chairman based mainly upon his broad experience at the policy-making level and in managing both large and small businesses over the past thirty years.  Edward A. Cespedes was elected as a director of the Company based mainly upon his understanding of capital markets and mergers and acquisitions, and his ability to manage business operations and technologies.  Robin S. Lebowitz was elected as a director of the Company based mainly upon her solid understanding of finance, accounting and taxation and her ability to manage diverse finance and administrative functions.

We confirm that we will comply with this comment and in future filings plan to revise Item 10. Directors, Executive Officers and Governance to include disclosure substantially in accordance with the above paragraph.

Comment No. 3 – Item 15. Exhibits and Financial Statement Schedules, page 25

Please tell us why you still list Tralliance Corporation and Tralliance Partners International Corp. as subsidiaries.  We note that you sold off your Tralliance business in September of 2008.

Response to Comment No. 3

We still list Tralliance Corporation and Tralliance Partners International Corp. as subsidiaries because both of these corporations are still in existence and are still wholly-owned subsidiaries of theglobe.com, inc.  The September 2008 transaction that you noted was a sale of Tralliance assets (an “asset sale”) not a sale of Tralliance’s common stock (a “stock sale”).  Please refer to Note 3. Sale of Tralliance and Share Issuance on page F-13 where we indicate that theglobe “sold the business and substantially all the assets of its subsidiary, Tralliance to Tralliance Asset Management (the “Tralliance Asset Sale”).

Based upon the foregoing, we do not believe that additional disclosure is needed with respect to these subsidiaries in our future filings.

P.O. Box 029006, Fort Lauderdale, Florida 33302
1500 Cordova Road, Suite 302, Fort Lauderdale, Florida 33316
Phone 954-769-5948   Fax: 954-769-5930

As also requested in your December 9, 2010 letter, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company has attempted to address the comments raised in your letter and any concerns that the Staff may have.  If you have any questions, or if we can provide any additional information, please contact me at (954) 769-5955.

Very truly yours,

theglobe.com, inc.

By:	/s/ Michael S. Egan
Name:	Michael S. Egan
Its:	Chief Executive Officer

cc:	MarcumRachlin, a division of Marcum LLP

P.O. Box 029006, Fort Lauderdale, Florida 33302
1500 Cordova Road, Suite 302, Fort Lauderdale, Florida 33316
Phone 954-769-5948   Fax: 954-769-5930